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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC

SEC FILE NUMBER
8- 34532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quest Capital Strategies INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23832 ROCKFIELD BLVD #130
(No. and Street)

LAKE FOREST (City) CA (State) 92630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KCCW ACCOUNTANCY CORP
(Name – *if individual, state last, first, middle name*)

430 S. GARFIELD AVE., #489, (Address) ALHAMBRA (City) CA (State) 91801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMD

OATH OR AFFIRMATION

I, CAROLYNE TSAI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUEST CAPITAL STRATEGIES, INC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

QUEST CAPITAL STRATEGIES, RETIREMENT PLAN; QUEST CAPITAL STRATEGIES DEFINED BENEFIT; CAROLYNE TSAI TRUST

CAROLYNE TSAI IRA & IRA ROLLOVER; CAROLYNE TSAI CUSTODIAL ACCOUNTS

Signature

C.F.O

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Orange }

On Feb. 27th 2018 before me, Taraneh Dalaei, Notary Public
(Here insert name and title of the officer)

personally appeared Carolyne Tsai,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

[signature]

Notary Public Signature

TARANEH DALAEI
Notary Public - California
Orange County
Commission # 2148982
My Comm. Expires Apr 14, 2020

(Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited
(Title or description of attached document)

Report
(Title or description of attached document continued)

Number of Pages two Document Date 2.27.18

CAPACITY CLAIMED BY THE SIGNER

- ☒ Individual (s)
- ☐ Corporate Officer

  ____
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ______________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
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QUEST CAPITAL STRATEGIES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLICACCOUNTING FIRM

December 31, 2017

QUEST CAPITAL STRATEGIES, INC.
TABLE OF CONTENTS
December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Quest Capital Strategies, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Quest Capital Strategies, Inc. (the "Company") as of December 31, 2017, and the related statements of income and comprehensive income, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The information contained in Schedules I, II, III, and IV (the "Supplemental Information") has been subject to audit procedures performed in conjunction with the audit of Quest Capital Strategies, Inc.'s financial statements. The Supplemental Information is the responsibility of Quest Capital Strategies, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KCCW

We have served as the Company's auditor since 2014.

Los Angeles, California
February 26, 2018

KCCW Accountancy Corp.
5042 Wilshire Blvd., #30011, Los Angeles, CA 90036, USA
Tel: +1 323 867 9880 • Fax: +1 323 375 0500 • info@kccwcpa.com

Quest Capital Strategies, Inc.
Balance Sheet
December 31, 2017

ASSETS

Current assets:		
Cash and cash equivalents	$	566,048
Commissions receivable		246,627
Other receivable		3,535
Prepaid expenses		19,915
Securities owned (Note 3)		1,298
Total current assets		837,423
Pension asset (Note 9)		669,922
Property and equipment, net (Notes 2 and 4)		4,277
Deposits and other assets		5,808
Total assets	$	1,517,430

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accrued expenses	$	84,037
Commissions payable		86,827
Retirement plans payable		89,145
License fees payable		157,639
Total current liabilities		417,648
Pension liability (Note 9)		-
Total liabilities		417,648
Commitments and Contingencies (Note 5)		-
Stockholder's equity		
Common stock, no par value; 116.14 shares authorized; 100 shares issued and outstanding		10,000
Accumulated other comprehensive income		512,452
Retained earnings		577,330
Total stockholder's equity		1,099,782
Total liabilities and stockholder's equity	$	1,517,430

The accompanying notes are an integral part of financial statements.

Quest Capital Strategies, Inc.
Statement of Income and Comprehensive Income
For The Year Ended December 31, 2017

Revenues:		
Commissions	$	2,902,698
Annual fess		555,863
Advisory fees		336,651
Administrative services		57,530
Other income		30,681
Interest and dividends		1,099
Net realized gains on securities		153
Net unrealized gains on securities		15,198
Total revenues		3,899,873
Operating expenses:		
Commission expense		1,922,985
Employee compensation and benefits		795,863
Trading overhead		45,822
Office expense		55,925
Rent		74,076
Legal and professional		32,550
License and fees expense		67,996
Other expenses		32,753
Advertising and promotion		7,940
Travel		4,727
Insurance		6,340
Depreciation		3,563
Total operating expenses		3,050,540
Income before provision for income taxes		849,333
Provision for income taxes		5,938
Net income		843,395
Other comprehensive income, net of tax:		
Defined benefit pension plan:		
Unexpected return on plan assets		347,311
Net acturial gain arising during current period		10,299
Amortization of prior service cost (credit)		(3,281)
Total other comprehensive loss, net of tax		354,329
Comprehensive income	$	1,197,724

The accompanying notes are an integral part of financial statements.

Quest Capital Strategies, Inc.
Statement of Stockholder's Equity
For The Year Ended December 31, 2017

	Common stock		Retained	Accumu Othe Comprehe
	Shares	Amount	Earnings	Incon
Balance, December 31, 2015	100	$ 10,000	$ 282,036	$ 8[illegible]
Stockholder's distributions	-	-	(488,125)	
Net income	-	-	735,024	
Other comprehensive income, net of tax	-	-	-	7[illegible]
Balance, December 31, 2016	100	10,000	528,935	15[illegible]
Stockholder's distributions	-	-	(795,000)	
Net income	-	-	843,395	
Other comprehensive income, net of tax	-	-	-	35[illegible]
Balance, December 31, 2017	100	$ 10,000	$ 577,330	$ 51[illegible]

The accompanying notes are an integral part of financial statements.

Quest Capital Strategies, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2017

Cash flows from operating activities		
Net income	$	843,395
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,563
Pension plan contributions		(110,000)
Unrealized loss on marketable securities, net		(14,507)
Changes in current assets and liabilities		
Increase in commissions receivable		(33,494)
Decrease in other receivable		495
Increase in prepaid expenses		(6,573)
Increase in accrued expenses		42,624
Increase in commissions payable		6,991
Increase in retirement plan payable		21,513
Decrease in license fees payable		(13,814)
Net cash provided by operating activities		740,193
Cash flows from investing activities		
Purchase of machinery and equipment		(1,425)
Principal withdrawals of marketable securities		14,460
Net cash provided by investing activities		13,035
Cash flows from financing activities		
Stockholder's distributions		(795,000)
Net cash used in financing activities		(795,000)
Net decrease in cash and cash equivalents		(41,772)
Cash and cash equivalents, beginning of the year		607,820
Cash and cash equivalents, end of the year	$	566,048
Supplemental disclosure of cash information		
Income taxes paid	$	7,179
Interest paid	$	-

The accompanying notes are an integral part of financial statements.

NOTE 1: ORGANIZATION

Quest Capital Strategies, Inc. (the "Company") is primarily engaged in the business of securities brokerage. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less. As of December 31, 2017, the Company maintains a $100,000 deposit with its clearing broker/dealer.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;
Level 2: Inputs other than the quoted prices in active markets that are observable either directly or indirectly; and
Level 3: Unobservable inputs in which there is little or no market data, which require us to develop our own assumptions.

This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including our marketable securities.

The Company's cash equivalents and marketable securities instruments are classified within Level 1 and Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker-dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include investment-grade corporate bonds, mortgage-backed and asset-backed products, commercial paper, and state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include the realizability of long lived assets.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, currently five to seven years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Securities Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes

The Company is an S Corporation for income tax purposes and, accordingly, income or loss of the Company flows through to the individual stockholder. The Company is subject to California state income tax, which is the greater of $800 or 1.5% of taxable income and, accordingly, a provision for such taxes has been included in the accompanying financial statements. Deferred tax was immaterial for the year ended December 31, 2017.

The Company applied the provisions of ASC 740-10-50, "Accounting For Uncertainty In Income Taxes", which provides clarification related to the process associated with accounting for uncertain tax positions recognized in our financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company's liability for income taxes. Any such adjustment could be material to the Company's results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. At December 31, 2017, management considered that the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

Recent Accounting Pronouncements

The Company has considered and adopted all recent accounting pronouncements that are applicable. Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial statements.

NOTE 3: SECURITIES OWNED

The Company's securities investments are classified as trading securities. The Company only purchases securities for the purpose of assisting customers in selling their thinly traded or worthless securities. Trading securities consist solely of equity securities and are recorded at fair value on the balance sheet in current assets and, with the change in fair value during the period included in earnings. Securities owned at December 31, 2017 consisted solely of marketable equity securities.

Realized gains and losses are determined on the basis of actual results on investments. Realized and unrealized gains on marketable securities were as follows:

	Gross Unrealized Gain	Gross Unrealized Loss
Trading securities		
Marketable equity securities	$ -	$ 44

	Gross Realized Gain	Gross Realized Loss
Trading securities		
Marketable equity securities	$ -	$ 145

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2017 consisted of the following:

Property and equipment	$ 97,814
Less: accumulated depreciation	(93,537)
Property and equipment, net	$ 4,277

NOTE 5: COMMITMENTS AND CONTINGENCIES

Operating lease

On March 17, 2014, the Company entered into the second amendment to lease with KP Rockfield LLC. The original lease with KP Rockfield LLC expires on July 31, 2014. This amendment extended the original lease term for 64 months, from August 1, 2014 to Nov 30, 2019. The operating lease calls for monthly payments of rent, common area maintenance, insurance and property taxes. The lease provides for an increase in the monthly lease rate approximately every 12 months. Future minimum payments by year due under the operating lease agreement are as follows:

NOTE 5: COMMITMENTS AND CONTINGENCIES (CONTINUED)

For the year ended December 31,	Amount
2018	69,244
2019	65,181
2020 and thereafter	-
	$ 134,426

Litigations

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business.

(1) Richard Sheridan IRA vs. Quest Capital Strategies, Inc., FINRA Case No. 17-00924

The FINRA DR arbitration Statement of Claim filed by Richard Sheridan in connection with his IRA (hereinafter "Claimant") was filed on April 11, 2017, and served on the Company on April 18, 2017. In the Statement of Claim, Claimant asserts causes of action for breach of fiduciary duty, violations of FINRA Rule 2010 entitled "Standards of Commercial Honor and Principles of Trade", FINRA Rule 2020 entitled "Commissions, Mark Ups and Charges", violations of FINRA Rule 2090 entitled "Know Your Customer", violations of FINRA Rule 3110 entitled "Supervision", negligence, negligent supervision, and breach of contract. In this action, Claimant sought compensatory damages in the amount of $59,000, as well as punitive damages, attorneys' fees, and cost.

All of Claimant's causes of action arose out of an alleged fraudulent transfer of $60,000 from an annuity held with Genworth Financial, Inc., ("Genworth") for which the Company and its registered representative, Solan Lang ("Lang"), were the broker-dealer and broker of record, respectively. The alleged fraudulent transfer was effectuated by a third party on or about February 28, 2013, by Claimant's former broker, Patric Ken Baccam ("Baccam"), who was a registered representative of Centaurus Financial, Inc. ("Centaurus") (which also maintained accounts for Claimant prior to the opening of his Quest accounts). Claimant alleged Baccam effectuated a transfer from Genworth to an IRA custodied by IRA Trust Services Company ("IRA Trust"), and thereafter, effectuated an investment in the IRA Trust account of a $59,000 promissory note directly with an entity called the PR Group, Baccam's "Ponzi scheme" (according to the SEC action against Baccam). In connection with these claims, Claimant likewise alleged the opening of his Quest accounts were fraudulently effectuated by Lang in furtherance of Baccam's Ponzi scheme. Baccam, Centaurus, Genworth, and IRA Trust are not named as respondents in this matter.

NOTE 5: COMMITMENTS AND CONTINGENCIES (CONTINUED)

On July 7, 2017, the Company filed its Answer and Affirmative Defenses, in which it denied all of Claimant's allegations on the grounds that, among other things, the Company and its registered representative were only the broker-dealer and broker of record as it relates to the Genworth annuity, and as such, had no involvement or knowledge in the alleged fraudulent transfer made by a third party. Further, the Company maintained that the alleged fraudulent transfer request was directly made to, reviewed by, and approved by Genworth, and likewise, such transfer was processed by Genworth without any involvement from the Company. Moreover, the Company asserted that it had in place an appropriate supervisory system with which it duly complied and that it acted prudently and properly in the approval and handling of Claimant's accounts.

Efforts to obtain assistance and cooperation from the Company's registered representative Lang were sought, but Lang was unresponsive. Although there is no indication that Lang was affiliated with or assisted in any way with Baccam or his Ponzi scheme, Lang's unresponsiveness posed considerable risk. During initial discovery efforts, Claimant produced a statement of claim asserted by Claimant and his wife against Centaurus, wherein Claimant sought damages for the same alleged fraudulent transfer he now seeks to recover for against the Company. Upon further demand, Claimant's counsel confirmed a $30,000 settlement from Centaurus and further made a demand of $15,000 for settlement of all claims. After further negotiation, the parties have agreed to a settlement of $4,500 to be paid directly to the Richard Sheridan IRA. The parties are currently finalizing a settlement agreement, which is expected to be executed by Claimant within the next several days. Final Hearings were scheduled to commence on May 15, 2018, through May 18, 2018. In consideration of a pending settlement and in light of the risk associated with an unresponsive broker, the Company believes this to a favorable outcome although the Company was prepared to vigorously defend this matter.

(2) *John C Medeiros, individually and as beneficiary of the Estate of Patricia Medeiros and the John C Medeiros Trust dated May 5, 2016, through Karen Anne Newman, Pursuant to a Power of Attorney and as Trustee of the John C Medeiros Trust Dated May 5,2016 v. Quest Capital Strategies, Inc., FINRA Case No. 17-03375*

The FINRA DR arbitration Statement of Claim of John Medeiros, the Estate of Patricia Medeiros, and the John C. Medeiros Trust (collectively, Claimant) was filed on December 14, 2017, and served on the Company on January 9, 2018. Claimant asserts seven (7) causes of action for violations of Section 10(b) and 20 of the Securities Exchange Act and Rule 10b-5 thereunder, violations of the Virginia Uniform Securities Act, violations of the Florida Securities and Investor Protection Act, breach of contract, common law fraud, breach of fiduciary duty, and negligence and gross negligence, and Claimant seeks at least $200,000 in damages, as well as bargain damages, lost opportunity costs, model portfolio damages, prejudgment interest, costs, reasonable attorney's fees, and punitive damages.

All of Claimant's causes of action arise from four (4) different investments in promissory notes with Woodbridge Group of Cos. ("Woodbridge") through Claimant's broker and investment adviser, Frank Dietrich ("Dietrich"), a Quest registered representative. Dietrich sold Claimant, through an outside business entity he created called 151 Choice Financial Services ("151 Choice") the following investments with Woodbridge:

NOTE 5: COMMITMENTS AND CONTINGENCIES (CONTINUED)

(i) $100,000 in the Woodbridge Mortgage Investment Fund 1 Promissory Note;
(ii) $100,000 in the Woodbridge Mortgage Investment Fund 1 Promissory Note;
(iii) $100,000 in the Woodbridge Mortgage Investment Fund 2 Promissory Note; and
(iv) $100,000 in the Woodbridge Mortgage Investment Fund 1 Promissory Note.

Although Claimant admits he was able to redeem $200,000 out of the total $400,000 invested, he seeks damages from the Company for the outstanding amounts, alleging Dietrich recommended these high-risk and fraudulent promissory notes, which were also unregistered securities.

As against the Company, Claimant alleges it failed to properly supervise Dietrich or review his outside business activities relative to 1st Choice to identify the sale of unregistered securities.

The parties have agreed to an extension of time to file a responsive pleading until March 30,2018, and the parties have not yet engaged in any discovery. Thus, due to the preliminary nature of this matter, it is premature to develop a reasonable assessment of the likelihood of loss. However, the Company believes that the evidence will reflect that the Company has a reasonable supervisory structure in place, and its supervisory policies and procedures were followed during the relevant time period. Further, the Company intends to defend the claim on the basis that the investments at issue were first position commercial mortgage notes that are not considered "securities". Based on the foregoing, at this time, it is the Company's view that this matter should be considered as a defensible case and should be vigorously defended. That said, the Company expects to have a better view of the ranges of possible outcomes after the Company's legal counsel completes initial review, discovery has commenced, and an arbitration panel selected and evaluated.

(3) Gayle G. Rogers v. Quest Capital Strategies, Inc.

On February 20, 2018, counsel for *Mederios* sent correspondence to the Company and our legal counsel advising of this impending matter relating to the claims of Gayle G. Rogers ("Rogers"). To date, no formal arbitration matter has been filed with FINRA DR. According to Rogers' counsel, she invested $264,000 in promissory notes with Woodbridge Group of Cos. ("Woodbridge") through Claimant's broker and investment adviser, Frank Dietrich ("Dietrich"), a Quest registered representative. Counsel has further advised that a formal claim will be filed in the near future. Due to the preliminary nature of this communication, the Company is unable to form any opinions regarding this claim.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule l5c3-l) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $394,918 that was $367,075 in excess of its required net capital of $27,843. The Company's percentage of aggregate indebtedness to net capital at December 31, 2017 was 1.1 to 1.

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 566,048	$ -	$ -	$ 566,048
Securities	1,298	-	-	1,298
	$ 567,346	$ -	$ -	$ 567,346

NOTE 8: CREDIT RISKS

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing/broker dealer carries all of the accounts of the customers of the Company and is responsible for execution collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Customers send stock certificates directly to the clearing broker/dealer. Off-balance-sheet risks exist with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge losses it incurs to the Company. The Company seeks to minimize this through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. Management periodically evaluates the credit worthiness of its primary depositories. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 9: RETIREMENT PLANS

Defined contribution plan

The Company has a defined contribution plan covering all employees with at least one year of service. The Plan requires Company contributions to the Plan each year equal to 3% of all participants' compensation plus additional contributions at management's discretion. Total expense of the defined contribution plan for the year ended December 31, 2017 was $58,076.

Defined benefit pension plan

The Company sponsors a defined benefit pension plan covering substantially all of its employees. Pension benefits are based on a percent of monthly compensation multiplied by year of credited service. Effective January 1, 2015, the Company amended the pension plan by reducing the benefit percentage from 7.35% to 6.7% for Classification B employee. The Company's funding policy is to make the minimum annual contribution required by applicable regulations.

NOTE 9: RETIREMENT PLANS (CONTINUED)

In 2008, the Company adopted the recognition and disclosure provisions of SFAS No. 158, later codified in ASC 715-10, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (ASC 715). ASC 715 requires the Company to recognize the funded status of its pension and other post-retirement benefit plans in the statement of financial position. Subsequent changes in funded status that are not recognized as a component of net periodic benefit cost are recorded as a component of accumulated other comprehensive loss. The annual measurement date used to determine pension and other post-retirement benefit amounts is December 31, 2017.

The following tables set forth further information about the Company's defined benefit pension plan as of and for the year ended December 31, 2017:

Pension plan obligations and funded status:

Projected benefit obligation at December 31, 2017	$	(1,427,167)
Pension plan assets at fair value at December 31, 2017		2,097,089
Funded status	$	669,922
Accumulated benefit obligation at December 31, 2017	$	(1,459,844)
Employer contributions		110,000
Participant contributions		-
Benefits payments		-

Amount recognized in the statement of financial position consists of:

Noncurrent asset	$	669,922

Amounts recognized in accumulated other comprehensive income consist of:

Unexpected return on plan assets	$	347,311
Net acturial gain		10,299
Prior service cost (credit)		(3,281)
	$	354,329

Other changes in plan assets and benefit obligations previously recognized in changes in comprehensive income:

NOTE 9: RETIREMENT PLANS (CONTINUED)

Unexpected return on plan assets arising during this year	$	(347,311)
Net acturial gain arising during this year		(10,299)
Amorization of unrecogizned prior service cost		3,281
Total recognized in other comprehensive income		(354,329)
Net periodic pension cost		-
Total recognized in net periodic pension cost and other comprehensive income	$	(354,329)

The following assumptions were used in accounting for the Pension Plan:

Weighted-average assumptions used to determine pension benefit obligations at December 31, 2017:

Discount rate	6.00%
Rate of compensation increase	0.00%

Weighted-average assumptions used to determine net periodic pension benefit cost for the year ended December 31, 2017:

Discount rate	6.00%
Expected return on plan assets	5.00%
Rate of compensation increase	0.00%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

The percentage asset allocations for the company's pension plan assets as of the plan measurement date are as follows:

Asset Category	
Cash and cash equivalents	12.6%
Equity securities	58.8%
Other	28.6%

The fair values of the Company's pension plan assets at December 31, 2017, by asset category are as follows:

NOTE 9: RETIREMENT PLANS (CONTINUED)

Asset Category	Total Fair Value	Quoted In Active Markets for Identical Assets (Level 1)
Cash and cash equivalents	$ 263,369	$ 263,369
Equity securities	1,232,670	1,232,670
Other	601,090	601,090
Total	$ 2,097,129	$ 2,097,129

Benefits expected to be paid over the next ten (10) fiscal years are as follows:

2018	$ 126,588
2019	125,932
2020	125,181
2021	124,301
2022	123,312
5 years after 2022	597,108
	$ 1,222,422

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2018, the date which the financial statements were available to be issued. All subsequent events requiring recognition as of December 31, 2017 have been incorporated into these financial statements, and besides the disclosures herein, there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events”.

SUPPLEMENTAL INFORMATION

Quest Capital Strategies, Inc.
Schedule I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
For The Year Ended December 31, 2017

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 1,099,782
Deductions:		
Non-allowable assets:		
Commissions receivable	$ 109	
Other assets	3,535	
Prepaid expenses	19,915	
Property and equipment, net	4,277	
Pension asset	669,922	
Deposits and other assets	5,808	703,566
Tentative net capital		396,216
Haircuts		
Money market account	$ -	
Marketable securities	1,298	1,298
Net Capital		$ 394,918
Aggregate indebtness:		
Items included in statement of financial condition:		
Accrued expenses		$ 84,037
Commissions payable		86,827
Retirement plans payable		89,145
License fees payable		157,639
Pension Asset/Liability		-
Total aggregate indebtness		$ 417,648
Minimum net capital required		$ 27,843
Excess net capital		$ 367,075
Ratio of aggregate indebtness to net capital		1.1 to 1
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II-A (unaudited)		
FOCUS report		$ 384,123
Commission receivable		(85)
Commission revenue		10,880
		$ 394,918

Quest Capital Strategies, Inc.
Schedule II
Computation For Determination of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
For The Year Ended December 31, 2017

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule III
Information Relating To Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
For The Year Ended December 31, 2017

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule IV
Schedule Of Change In Liabilities Subordinated To Claims Of Creditors
For The Year Ended December 31, 2017

Not applicable.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
Quest Capital Strategies, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2017, which were agreed to by Quest Capital Strategies, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Quest Capital Strategies, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Quest Capital Strategies, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and entries, noting no difference;

2. Compared the amounts reported on the audited financial statements included in Form X-17A-5 for the year ended December 31, 2017, with the amounts reported in Form SIPC-7 for the year ended December, 31, 2017 and reconciled by management as applicable, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KCCW

KCCW Accountancy Corp.
Los Angeles, California
February 26, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended ____________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

34532 FINRA DEC
QUEST CAPITAL STRATEGIES, INC
23832 ROCKFIELD BLVD STE 130
LAKE FOREST, CA 92630-2860

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$1380.87
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/25/2017 (Date Paid)	(1113.55)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	267.32
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$267.32

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $267.32

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Quest Capital Strategies, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of February, 2018.

C.F.O.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______
and ending ______

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3899872
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	-222
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	3899650
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2924916
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	45822
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	1097
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $2372	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $7236	
Enter the greater of line (i) or (ii)	7236
Total deductions	2979072
2d. SIPC Net Operating Revenues	$920579
2e. General Assessment @ .0015 Rate effective 1/1/2017	$1380.87 (to page 1, line 2.A.)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON QUEST CAPITAL STRATEGIES EXEMPTION REPORT 2017

To the Board of Directors and Stockholders of
Quest Capital Strategies, Inc.:

We have reviewed management's statements, included in the accompanying Quest Capital Strategies Exemption Report 2017, in which (1) Quest Capital Strategies, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Quest Capital Strategies, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) Quest Capital Strategies, Inc. stated that it met the identified exemption provision throughout the most recent fiscal year without exception. Quest Capital Strategies, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quest Capital Strategies, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KCCW

KCCW Accountancy Corp.
Los Angeles, California
February 26, 2018

Quest Capital

Since 1983

Quest Capital Strategies Exemption Report for 2017

Quest Capital Strategies, Inc.(the company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii): all customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company cleared through RBC CS on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Carolyne Tsai	[signature]	C.F.O	2/27/2018
Name of Authorized Officer	Signature of Authorized Officer	Title	Date

QUEST CAPITAL® *STRATEGIES, INC.*
Member FINRA & SIPC
23832 Rockfield Blvd., Suite#130, Lake Forest, CA 92630
(949) 830-4885